1. Name and Address of Reporting Person
   Cadogan, William J.
   1500 County Road B2 West
   Suite 400
   St. Paul, MN 55113-3105
   USA
2. Issuer Name and Ticker or Trading Symbol
   Pentair, Inc. (PNR)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   04/30/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    04/30/2003            JF1       5214.607    A   $0.0000                   D
Common Stock                    04/30/2003            JF2   V   -0.607      D   $38.3700   5214           D
Common Stock                                                                               4700           I           By Trust
Common Stock                    04/30/2003            M         5214.607    A   $0.0000                   I           By Plan Agent
Common Stock                    04/30/2003            JF1       -5214.607   D   $0.0000    0              I           By Plan Agent

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Nonqualifie $22.75                                                    04/30/2008 Common                      1950F3  D
d Stock                                                                          Stock
Option
(right to
buy)
Nonqualifie $35.45                                                    04/30/2008 Common                      5000F3  D
d Stock                                                                          Stock
Option
(right to
buy)
Nonqualifie $36.1875                                                  04/30/2008 Common                      1300F3  D
d Stock                                                                          Stock
Option
(right to
buy)
Nonqualifie $36.2969                                                  04/30/2008 Common                      1150F3  D
d Stock                                                                          Stock
Option
(right to
buy)
Nonqualifie $39.0781                                                  04/30/2008 Common                      8850F3  D
d Stock                                                                          Stock
Option
(right to
buy)
Nonqualifie $39.625                                                   04/30/2008 Common                      1275F3  D
d Stock                                                                          Stock
Option
(right to
buy)
Nonqualifie $40.4375                                                  02/25/2008 Common                      1275    D
d Stock                                                                          Stock
Option
(right to
buy)
Phantom     1        04/30/2         MF4             5214.                       Common  5214.607 $0.0000    3
51.227  I       By Plan
Stock Units          003                             607                         Stock                                       Agent
- Deferred
Compensatio
n
Phantom     1                                                                    Common                      7737.70 I       By Plan
Stock Units                                                                      Stock                       3               Agent
- Equity
Compensatio
n

Explanation of Responses:

<F1>
Upon exercise of phantom stock units, underlying securities held directly by reporting person.
<F2>
Automatic cash-out of fractional share interests from a dividend reinvestment plan.
<F3>
Upon retirement of reporting person, options were extended to five years beyond the date of retirement, but not to exceed their original expiration date.
<F4>
Phantom stock units became exercisable on April 30, 2003, in accordance with reporting person's irrevocable election.

SIGNATURE OF REPORTING PERSON
/s/ Louis L. Ainsworth, Attorney-in-Fact
_______________________________
William J. Cadogan
DATE
05/01/2003